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NEW ENGLAND ELECTRIC SYSTEM AND SUBSIDIARIES
Statements of Consolidated Income
Periods Ended September 30, 1999
(expressed in millions, rounded to hundred thousands of dollars) (Unaudited, subject to adjustment)
          Quarter               Nine months
          -------               -----------
Operating revenue     $662.2          $1,915.0
               ------          --------
Operating expenses:
     Fuel for generation     3.8          9.1
     Purchased electric energy     255.5          737.0
     Cost of sales AllEnergy     97.3          257.7
     Other operation     117.8          354.5
     Maintenance     20.8          61.4
     Depreciation and amortization     51.7          172.7
     Taxes, other than income taxes     26.4          80.4
     Income taxes     29.3          78.4
               ------          --------
          Total operating expenses     602.6          1,751.2
               ------          --------
Operating income     59.6          163.8

Other income:
     Allowance for equity funds used during construction     0.4          1.5
     Equity in income of generating companies     1.0          2.5
     Other income (expense), net     7.2          13.9
               ------          --------

          Operating and other income     68.2          181.7
               ------          --------

Interest:
     Interest on long-term debt     17.2          51.8
     Other interest     5.0          9.4
     Allowance for borrowed funds used during construction     (0.3)
(0.9)
               ------          --------
          Total interest     21.9          60.3
               ------          --------

Income after interest     46.3          121.4
Preferred dividends and net gain/loss on
     reacquisition of preferred stock of subsidiaries     0.3          0.8
Minority interests     1.4          4.3
               ------          --------
Net income     $ 44.6          $ 116.3
               ======          ========

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